Exhibit 3.12

International Finance Corporation 2121 Pennsylvania Avenue NW Washington, DC 20433 United States of America

Industrial Development Corporation of South Africa Limited 19 Fredman Drive, Sandown, 2196 P.O. Box 784055, Sandton 2146 Republic of South Africa

February 11, 2003

Mr. Tim Read
President and Chief Executive Officer
America Mineral Fields Inc
St. George’s Field
15 Hanover Square
London W1S 1HS
United Kingdom

Democratic Republic of Congo: Kolwezi Tailings Project

We refer to the recent discussions between representatives of Congo Mineral Developments Limited (“CMD”), America Mineral Fields Incorporated (“AMF”), Industrial Development Corporation (“IDC”), and International Finance Corporation (“IFC”) regarding the potential involvement of IFC and IDC (collectively the “IFIs”) in the Kolwezi Tailings Treatment Project (the “Project”). We understand that the Project involves the construction and operation of a copper and cobalt processing facility to process the tailings of the Kingamyambo and Musonoi tailings dams near the town of Kolwezi in the Democratic Republic of Congo (“DRC”). It is proposed that the Project will be carried out by a company to be incorporated and known as Kingamyambo and Musonoi Tailings S.A.R.L. (“KMT”). This facility is currently anticipated to produce approximately 40,000 tonnes per annum (“tpa”) of copper and 7,000 tpa of cobalt at a total estimated cost of approximately US$340 million, although it is understood that marketing, funding, and other considerations could result in alternative throughputs. We also understand that once this facility is in production an expansion of capacity may occur.

We understand that the Project will be performed in 3 stages:

1)
Stage 1: It is the intention of CMD to negotiate with the relevant parties to amend and update the Contract of Association and other associated agreements as necessary to make them consistent with the recently promulgated New Mining Code (collectively, the “Project Agreements”). The amendments will include an irrevocable agreement to transfer Gécamines’ rights to the tailings and associated land necessary to carry out the Project (the “Assets”) to KMT in accordance with Article 86 of the New Mining

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Code, upon the satisfaction of certain specified conditions and otherwise subject only to the conditions of Article 71. This may require, inter alia, a renegotiation of Gécamines’ economic interests, including its 40% existing free carried interest in KMT;

2)
Stage 2: An industry partner (the “Industry Partner”) with the necessary financial and technical capacity to execute the Project will be identified, and a Bankable Feasibility Study acceptable to all shareholders (and the Industry Partner if still an optionholder) will be completed. It is recognized that this Stage could conceivably begin before the completion of Stage 1, and it may be to the benefit of the Project that the Industry Partner be involved prior to signature of any agreement with Gécamines. This stage will involve the updating of the existing feasibility work, preparation of basic design, preparation of a development plan and an assessment of the economic viability of the Project; and

3)
Stage 3: KMT (or CMD on KMT’s behalf) will obtain an exploitation permit (“Permis d’Exploitation des Rejets des Mines”), and KMT, CMD and the shareholders thereof will, if technically and commercially feasible, proceed with the financing and construction of the Project.

We propose that both IFIs’ participation be structured on the same terms, as follows:

(i)	IFC and IDC will each have an identical option (collectively the “IFI Options”) to acquire up to 10% each of KMT’s share capital (collectively the “IFI Stakes”);

(ii)
The acquisition of the first half of each of the IFI Stakes will be unconditional. The acquisition of any part of the second half of each of the IFI Stakes will be conditional upon a corresponding or greater reduction of Gécamines’ proposed equity stake in KMT from 40%;

(iii)
The IFI’s Options will be exercisable independently of each other by IFC and IDC at any time, prior to the date falling two months after the later of: (a) the formation of KMT, the coming into effect of the New Mining Code, the execution of the irrevocable agreement with Gécamines referred to under Stage 1 above, and approval by the government of DRC for the Project to fall under the New Mining Code; and (b) the acquisition of a stake in either CMD, AMF or KMT by the Industry Partner on terms and conditions acceptable to the IFIs, provided that at least 1 months’ prior notice of impending agreement with the Industry Partner shall have been given to the IFIs. If one IFI chooses not to exercise its Option (or any part thereof), the other IFI will have a right of first refusal over that Option (or any part thereof)[1].

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(iv)
On exercise of the IFI Options, IFC and IDC[2] (or one of them if the other does not exercise its option) will (subject to section (vi) below) alone fund the Project until the ratio of the IFIs’ expenditure (including the equity credits referred to in (v) below but excluding any payment to CMD re (vii) below) to the sum of Project-related expenditures[3] (excluding any up front payments made to Gécamines) by CMD and or KMT from November 1, 2002 onwards plus US$[20] million[4] equals the ratio of the first three quarters (or portion acquired thereof) of the IFI Stakes to the KMT share capital held by all other parties except any carried share capital held by Gécamines and the government of DRC. Should either or both of the IFIs exercise more than three-quarters of either or both of the IFI Stakes, the IFIs will continue to (subject to section (vi) below) alone fund the Project until the ratio of an amount equal to half such additional IFIs’ expenditure[5] (including any as yet unapplied equity credits referred to in (v) below but excluding any payment to CMD re (vii) below) to the sum of Project-related expenditures[6] (excluding any up front payments made to Gécamines) by CMD and or KMT from November 1, 2002 onwards plus US$[20] million[7] equals the ratio of the final quarter (or portion acquired thereof) of the IFI Stakes to the KMT share capital held by all other parties except any carried share capital of KMT held by Gécamines and the government of DRC.

(v)
Prior to exercise of the IFI Options, the IFIs will meet their own costs and expenses[8]. If an IFI exercises its option, it will be entitled to an equity credit for all its external costs and out of pocket expenses incurred in connection with the Project from the 1st November 2002.

1
In which case, the acquiring IFI will have at least 10 working days, in which to decide to take up its option, and, if necessary, the two months exercise period will be extended accordingly. If the right of first refusal is exercised, the exercising IFI will reimburse the diluting IFI for the appropriate portion of its external costs and out of pocket expenses and this sum will be credited against the additional equity contribution to be made by the exercising IFI (as referred to in (v) below).

2	Note: the exercise of IDC’s option will be contingent among other things upon IDC obtaining political risk insurance for its equity investment (from a non-South African insurer e.g. MIGA).
3
Agreed expenditures to include reasonable proportion of CMD costs, and reasonable proportion of AMF in country DRC staff costs, plus AMF project-related out of pocket costs, plus external consultant costs – not to include AMF head office staff costs. AMF to provide monthly summary of expenditures.

4
This amount represents provisional estimate of past costs – AMF to supply audited breakdown with respect to the period of inception of CMD and unaudited breakdown prior to then, for agreement with IFIs.

5	i.e. expenditure related to the acquisition of the last quarter of the IFI Stakes.
6	See footnote 3.
7	See FN 4.
8	IFIs to consult with AMF prior to incurring external costs and provide monthly summary of expenditures.

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(vi)
Prior to the end of Stage 2, the IFI contributions under (iv) and (v) above (excluding any share of amounts of up front payments to Gécamines) will be capped at US$2.3 million each and IFI contributions under (iv) above will be made only if a committed source of funding exists for the balance of the agreed budget to reach the end of Stage 2. Following the completion of Stage 2, the IFIs will at that point, or upon exercise of their Options if that occurs after the completion of Stage 2, make up any amount under-subscribed or be diluted.

(vii)
If, prior to the exercise of any part of the IFI Options, CMD makes a shareholder loan to KMT in order for it to make an up front payment to Gécamines as consideration for the Assets, each IFI will immediately, on exercise of its option, assume proportionate ownership of this shareholder loan and within 20 working days make full payment in cash to CMD in an amount equal to that IFI’s proportion of the loan, as defined in this section, multiplied by the principal of the loan. The proportion of this loan owned by the IFI’s will equal the acquired IFI Stakes divided by the total amount of KMT’s share capital held by all parties, after such IFI acquisition, except any carried share capital of KMT held by Gécamines and the government of DRC.

(viii)
If the Project Agreements are amended but not to the satisfaction of an IFI, that IFI may serve notice to that effect (the “Notice”), in which case its option to acquire up to 10% of KMT will first be offered to the other IFI in accordance with (iii) above. If the other IFI does not exercise its right of first refusal then the option will revert to AMF and the Notice-serving IFI will be reimbursed its costs and expenses in the form of either: (i) cash; or (ii) x free-issued shares in AMF, where x = the IFI’s total external costs and out of pocket expenses expressed in C$, divided by the average AMF share price over the 20 trading days preceding the date of the Notice. The choice between shares or cash or any combination thereof will be at AMF’s discretion.

(ix)
If an Industry Partner is to acquire a stake pursuant to (iii) above, and an IFI is not satisfied with that partner, that IFI may serve a Notice as per (viii) above in which case its option to acquire up to 10% of KMT will first be offered to the other IFI in accordance with (iii) above. If the other IFI does not exercise its right of first refusal then the option will revert to AMF and the Notice-serving IFI will be reimbursed its external costs and out-of-pocket expenses in either cash or AMF shares as per (viii) above.

(x)
Upon execution of this letter, each IFI will be entitled to warrants to acquire up to 2.5% (on a fully diluted basis) each of AMF at an exercise price of C$0.75 per share. Forty percent of these warrants will vest upon signature of this letter, 30% will vest upon the signature of the irrevocable agreement with Gécamines referred to in Stage 1, and each IFI’s share of the final 30% will vest upon

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exercise of at least 50% (or up to 75% providing there is a corresponding or greater reduction of Gécamines’ interest) of its IFI’s Stake. The warrants will be exercisable at any time between 1 and 5 years after the date of Execution of this letter. If either IFI exercises its warrants, it will undertake to give AMF at least fifteen trading days notice of its intention to dispose of any of its AMF shares and dispose of them through brokers of international standing, in consultation with AMF, in order to ensure an orderly market is main tained in the shares, unless it sells such shares by private treaty.

This proposal is designed to allow the IFIs to assist with, and participate fully in, both (i) the negotiation of acceptable Project Agreements; and (ii) the identification of possible Industry Partners. The IFIs’ participation in the Project will depend on these two conditions, so we have suggested that our direct financial investment in KMT be deferred until those conditions are met. Both IFC and IDC will be providing significant staff time, and incurring expenditures prior to this decision, and would have similar incentives to yourselves to reach these milestones. However, please note that in executing this letter both IFC and IDC will continue to preserve their respective rights to act independently of each other and of AMF, and make no undertakings to act in accordance with AMF or as AMF’s adviser (unless subsequently mandated to act as such). Furthermore, neither IFC nor IDC warrant that by entering into this agreement they will be able to advance the Project to AMF’s satisfaction. Accordingly, the IFIs will not at any time be liable to the Company for any loss, cost, liability or other claim in connection with matters contemplated by this letter that occur prior to the IFIs exercising their options, except to the extent that it results from the IFI’s gross negligence or willful misconduct. Any such claim will be limited to reasonably foreseeable losses arising directly from the IFI’s actions in connection with the matters contemplated by this letter, and will not include lost profits or consequential or punitive damages.

We have not yet completed our review of the various Project Agreements and technical documents that you provided. We would expect that the terms of our participation would be incorporated into the Project Agreements, and anticipate that IFC and IDC will request some additional amendments, if our participation along the lines outlined above is agreed. Some of the topics we would like to raise include a commitment by CMD/KMT to meet IFC’s environmental and social requirements, potential IFI exit mechanisms including necessary change of control safeguards, the applicability of any transfer restrictions to the IFIs’ shareholding, dilution provisions, sponsors’ share retention, and project completion arrangements with project lenders (i.e. the IFIs will not provide sponsor support to lenders).

We believe that our participation in the Project discussions at this early stage will facilitate the process. Please understand that this does not constitute a commitment by either IFC or IDC to provide financing, whether for our own account or for the account of others. Our participation in the Project is conditioned, among other things, upon the completion of and our satisfaction with: (i) the results of the appraisal; (ii) the negotiation of an acceptable overall financing plan; (iii) the Project arrangements; (iv) the approval by the management and the Board of Directors of IFC

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and IDC; (v) the negotiation and execution of appropriate project, financing and security documentation; and (vi) the fulfillment of all applicable conditions precedent to financing.

We look forward to working with you on the project. Please indicate your agreement to proceed on this basis by signing below and returning a copy of this letter to each of us.

Kent Lupberger
Senior Manager
Mining Investment Division
IFC

Sipho Mkhize
Head : Mining and Beneficiation
IDC

Acknowledged by:

Tim Read
Chief Executive Officer
AMF
And Chairman
CMD